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                       Morgan Stanley Prime Income Trust
                          1221 Avenue of the Americas
                              New York, NY 10020

December 21, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention: Larry L. Greene, Division of Investment Management
           Mail Stop 0505

RE:  MORGAN STANLEY PRIME INCOME TRUST
     (FILE NOS. 811- 5898; 333- 67701)

Dear Mr. Greene:

     Thank you for your oral comments regarding the registration statement on Form N-2 for Morgan Stanley Prime Income Trust (the "Fund"), filed with the Securities and Exchange Commission on August 31, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 12 to the registration statement, which will be filed via EDGAR on or about December 21, 2006.

COMMENT 1.  PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR AS
            SEPARATE CORRESPONDENCE, INCLUDING THE "TANDY" PROVISION.

                 RESPONSE 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding Post-Effective Amendment.

COMMENT 2.  PLEASE CONFIRM SUPPLEMENTALLY THAT THE CHANGES MADE IN
            POST-EFFECTIVE AMENDMENT NO. 8 DO NOT REQUIRE A NEW LEGAL OPINION TO BE FILED AS AN EXHIBIT.

                 RESPONSE 2. A new legal opinion is not required to be filed as an exhibit in connection with the changes made in Post-Effective Amendment No. 8.

                                   PROSPECTUS

COMMENT 3.  PLEASE NOTE THAT CERTAIN DISCLOSURE ON THE COVER PAGE, INCLUDING
            THE INSIDE COVER PAGE, APPEARS IN ALL CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE CONFIRM THAT THIS DISCLOSURE DOES NOT APPEAR IN ALL CAPS IN THE PRINTED PROSPECTUS.

                 RESPONSE 3. This disclosure appears in italics or in bold in the Fund's printed prospectus, not all caps.

COMMENT 4.  PLEASE EXPLAIN HOW THE 3% EARLY WITHDRAWAL CHARGE DISCLOSED IN
            THE FEE TABLE IS CONSISTENT WITH RULE 23C-3(B)(1).

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                 RESPONSE 4.  Rule 23c-3(b)(1) states that in connection with a repurchase offer, a company may deduct from the repurchase proceeds a repurchase fee that does not exceed 2% of the proceeds and that is reasonably intended to compensate the company for expenses directly related to the repurchase. The 3% early withdrawal charge is not structured to compensate for expenses directly related to repurchases, but rather is structured similar to a contingent deferred sales charge, or CDSC, to compensate for distribution-related expenses.

COMMENT 5.  PLEASE MOVE THE DISCLOSURE REGARDING TENDERS AT DECLINING RATES
            AS A FOOTNOTE TO THE FEE TABLE.

                 RESPONSE 5.  This disclosure has been moved accordingly.

COMMENT 6.  PLEASE CONSIDER DELETING "INTEREST PAYMENTS ON BORROWED FUNDS"
            FROM THE FEE TABLE IF THERE ARE NONE.

                 RESPONSE 6. We respectfully acknowledge your comment; however, because the Fund may engage in borrowing as part of its investment strategies, we prefer to keep this line item in the fee table in the event that there are interest payments in the future.

COMMENT 7.  PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS REQUIRED
            BY FORM N-2 UNLESS AN INVESTOR CAN PURCHASE SHARES WITHOUT BEING A MORGAN STANLEY CLIENT.

                 RESPONSE 7. Form N-2 requires that the costs and expenses that an investor will bear directly or indirectly be included in the fee table. The order processing fee that Morgan Stanley DW Inc. charges clients when a client purchases or tenders shares of the Fund is not required to be included in the fee table because only investors that purchase shares through Morgan Stanley DW Inc. would be subject to that fee.

COMMENT 8.  PLEASE EXPLAIN SUPPLEMENTALLY HOW THE FUND IS COMPLYING WITH RULE
            35D-1 UNDER THE INVESTMENT COMPANY ACT WITH RESPECT TO THE USE OF THE WORD "PRIME" IN THE NAME OF THE FUND.

                 RESPONSE 8. We respectfully acknowledge your comment, but we believe that Rule 35d-1 does not apply to the word "prime." Rule 35d-1 only applies to an investment company with a name that suggests a particular investment emphasis. We do not believe that the word "prime" suggests a particular investment emphasis or a particular type of investment.
                 While the Fund has an 80% policy with respect to its investments in senior loans, we do not believe that this policy is necessitated by the use of the word "prime" in the name of the Fund. We are not aware of any SEC interpretation regarding the use of the word "prime" in a fund's name.


COMMENT 9.  PLEASE ADD DISCLOSURE IF IT IS NOT ALREADY INCLUDED REGARDING THE
            RISKS INVOLVED IN THE FUND'S ORIGINATING AND SYNDICATING LOANS.

                 RESPONSE 9. The Fund does not syndicate loans. We believe that the current risk disclosure relating to the Fund acting as one of a group of lenders originating a loan is sufficient.

COMMENT 10. PLEASE REVISE THE CURRENT DISCLOSURE IF THE TRUST HAS RECOURSE
            AGAINST BOTH THE BORROWER AND THE SELLER WITH RESPECT TO A PARTICIPATION. THE DISCLOSURE CURRENTLY ONLY NOTES THAT IT HAS RECOURSE AGAINST THE SELLER.

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                 RESPONSE 10.  We respectfully acknowledge your comment;
                 however, the disclosure currently states that in instances where the Trust acquires a participation and has no contractual relationship with the borrower of a participation, that the Trust would be required to rely on the seller or other third party from which it acquired the assignment to pursue appropriate remedies against a borrower in the event of a default.

COMMENT 11. IN THE HEDGING SECTION, PLEASE ADD THE APPROPRIATE
            CROSS-REFERENCE AFTER THE STATEMENT "EXCEPT AS LATER DESCRIBED IN THIS PROSPECTUS."

                 RESPONSE 11.  A cross-reference has been added.

COMMENT 12. PLEASE CONFIRM THAT THERE IS RISK DISCLOSURE ADDRESSING THE RISKS
            INVOLVED IN THE FUND BORROWING TO FINANCE REPURCHASE OFFERS.

                 RESPONSE 12. The current disclosure includes a discussion of the risks of borrowing.

COMMENT 13. ADD A DISCUSSION OF THE RISKS OF ORIGINATING LOANS AND
            SYNDICATING UNDERWRITERS TO THE "RISK FACTORS" SECTION.

                 RESPONSE 13. As set forth in Response 9 above, the Fund does not syndicate loans. In addition, we believe that the current risk disclosure relating to the Fund acting as one of a group of lenders originating a loan is sufficient.

COMMENT 14. PLEASE CONFIRM THAT RATINGS INFORMATION HAS BEEN INCLUDED AS PART
            OF THE REGISTRATION STATEMENT.

                 RESPONSE 14. A list of ratings has been added to the end of the Statement of Additional Information.

COMMENT 15. PLEASE INCLUDE A DESCRIPTION OF "SENIOR NOTES."

                 RESPONSE 15. A description of senior notes is currently included under the heading "Prospectus Summary-Investment Objective and Policies." We have included a similar description in the body of the Prospectus.

COMMENT 16. PLEASE DISCLOSE IN THE SUMMARY SECTION OF THE PROSPECTUS THAT THE
            FUND MAY INVEST IN COMMERCIAL PAPER.

                 RESPONSE 16.  The disclosure has been added.

COMMENT 17. PLEASE DISCUSS SUPPLEMENTALLY WHETHER THE 1/3 LIMIT ON LOANS
            HINDERS THE FUND'S ABILITY TO ORIGINATE LOANS.

                 RESPONSE 17. The 1/3 limitation on loans is a limitation on the Fund's ability to make loans. This is separate from the Fund's ability to originate loans and therefore the 1/3 limitation does not hinder the Fund's ability to originate loans.

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COMMENT 18. PLEASE STATE WHETHER THE FEES AND COMMISSIONS THAT THE TRUST MAY
            BE REQUIRED TO PAY AND MAY RECEIVE IN CONNECTION WITH PURCHASING, SELLING AND HOLDING INTERESTS IN SENIOR LOANS ARE TREATED LIKE BROKERAGE.

                 RESPONSE 18. The term "commissions" in this context has been deleted. The fees paid and received by the Trust in connection with purchasing, selling and holding interests in senior loans are not treated like brokerage.

COMMENT 19. PLEASE DISCUSS SUPPLEMENTALLY HOW THE FUND CAN CONCENTRATE IF IT
            IS A DIVERSIFIED FUND.

                 RESPONSE 19. The Fund is able to meet its requirements for diversification and concentrate in particular industries. We also note that diversification requirements are limitations on investments in particular issuers and not limitations on investments in particular industries.

COMMENT 20. PLEASE CLARIFY WHAT THE FUND'S BORROWINGS POLICY IS AND NOTE WHO
            PAYS THE FEES RELATED TO LEVERAGE.

                 RESPONSE 20. A discussion of the Fund's borrowing policy is included under the heading "Risk Factors-Borrowing." We have added disclosure that notes that the fees related to leverage are incurred by the Fund and its shareholders. In addition, if the Fund were to borrow, the costs would be reflected in the fee table.

COMMENT 21. PLEASE ADD THE PHRASE "WITH RESPECT TO THE PROCEEDS OF THE
            LEVERAGE DISCUSSED IN (I) AND (II) ABOVE" AT THE END OF THE SECOND SENTENCE OF THE FIRST PARAGRAPH UNDER THE HEADING "RISK FACTORS-BORROWING."

                 RESPONSE 21.  The disclosure has been added.

COMMENT 22. PLEASE CLARIFY WHAT SECURITIES WILL UNDERLIE THE DERIVATIVES IN
            WHICH THE FUND MAY INVEST.

                 RESPONSE 22. We believe that the disclosure accurately describes the nature of the securities that underlie the derivatives in which the Fund may invest.

                          STATEMENT OF ADDITIONAL INFORMATION

COMMENT 23. PLEASE CONFIRM THAT THE FUND'S INVESTMENT RESTRICTIONS ARE
            CONSISTENT WITH THE FUND'S DIVERSIFICATION POLICY.

                 RESPONSE 23. The Fund's investment restrictions are consistent with its diversification policy.

COMMENT 24. PLEASE SUPPLEMENTALLY DISCUSS WHETHER THERE IS A PRECEDENT FOR
            THE FUND'S POLICY REGARDING CONCENTRATION.

                 RESPONSE 24. The investment restriction regarding concentration was established in 1989 and allowed for a period of time for the Fund to become invested and concentrated in Senior Loans. This policy ceased to be applicable once the Fund invested at least 80% of its assets in Senior Loans.

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COMMENT 25. PLEASE SUPPLEMENTALLY CONFIRM THAT THE FUND COMPLIES WITH SECTION
            12(D)(2) WITH RESPECT TO ITS INVESTMENTS IN INSURANCE COMPANIES.

                 RESPONSE 25. The Fund complies with Section 12(d)(2) with respect to its investments in insurance companies.

COMMENT 26. PLEASE SUPPLEMENTALLY DISCUSS THE PROVISIONS OF THE INVESTMENT
            COMPANY ACT  THAT REGULATE INVESTMENTS IN COMMODITIES.

                 RESPONSE 26. Currently, there are no provisions of the Investment Company Act that regulate investments in commodities. The disclosure in the investment restriction was intended to preserve flexibility of investment in accordance with future amendments to the Investment Company Act.

COMMENT 27. DISCLOSURE RELATING TO PORTFOLIO MANAGER COMPENSATION STATES: "IN
            ADDITION TO BASE COMPENSATION, THE PORTFOLIO MANAGERS MAY RECEIVE DISCRETIONARY COMPENSATION. DISCRETIONARY COMPENSATION CAN
            INCLUDE . . ." THE UNDERLINED DISCLOSURE SUGGESTS THAT THE PORTFOLIO MANAGERS RESPONSIBLE FOR MANAGING THE FUND MAY OR MAY NOT RECEIVE THE INDICATED COMPENSATION FOR THE MOST RECENT FISCAL YEAR, AS REQUIRED BY ITEM 21.1, INSTRUCTION 1, OF FORM N-2. A SECOND SET OF BULLETS DISCUSSES THE FACTORS USED TO DETERMINE DISCRETIONARY COMPENSATION PAID TO PORTFOLIO MANAGERS. WITH RESPECT TO THE DISCLOSURE REGARDING THE BASIS FOR THE PORTFOLIO MANAGER COMPENSATION, PLEASE ONLY INCLUDE A DISCUSSION OF THOSE FACTORS THAT CONTRIBUTED TO THE COMPENSATION IN THE PRIOR YEAR. IN ADDITION, DISCLOSURE IN THAT SECTION INDICATES THAT COMPENSATION IS LINKED TO THE PRE-TAX INVESTMENT PERFORMANCE OF THE FUNDS/ACCOUNTS AND THAT INVESTMENT PERFORMANCE IS CALCULATED FOR ONE-, THREE- AND FIVE-YEAR PERIODS MEASURED AGAINST AN APPROPRIATE SECURITIES MARKET INDEX (OR INDICES) FOR THE FUNDS/ACCOUNTS MANAGED BY THE PORTFOLIO MANAGER. IDENTIFY SUCH BENCHMARK, INDEX OR PEER GROUP AS REQUIRED BY ITEM 21, INSTRUCTION 2, OF FORM N-2.

                 RESPONSE 27. With respect to the disclosure regarding discretionary compensation, we believe the current disclosure is in compliance with Investment Company Act Release No. 26533 (August 23, 2004). The Release requires that the prospectus include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts. In addition, we believe that the current disclosure complies with Item 21, Instruction 2, of Form N-2.

                                   * * * * * * * * * * *

     As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     - the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

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     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5198 or Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931. Thank you.

Best regards,

/s/ Joanne Doldo

Joanne Doldo